UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

PHH Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693320202
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 8, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 51,306,854 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of August 4, 2017, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 9, 2017, less an additional approximately 18,785,719 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, as reported by the Issuer in the Amendment No. 2 to its Schedule TO that was filed with the SEC on September 11, 2017.

CUSIP No. 693320202	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based upon 51,306,854 shares of Common Stock outstanding as of August 4, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017, less an additional approximately 18,785,719 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, as reported by the Issuer in the Amendment No. 2 to its Schedule TO that was filed with the SEC on September 11, 2017.

CUSIP No. 693320202	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based upon 51,306,854 shares of Common Stock outstanding as of August 4, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017, less an additional approximately 18,785,719 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, as reported by the Issuer in the Amendment No. 2 to its Schedule TO that was filed with the SEC on September 11, 2017.

CUSIP No. 693320202	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
100

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based upon 51,306,854 shares of Common Stock outstanding as of August 4, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017, less an additional approximately 18,785,719 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, as reported by the Issuer in the Amendment No. 2 to its Schedule TO that was filed with the SEC on September 11, 2017.

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 3 to the statement on Schedule 13D (“Amendment No. 3”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on March 9, 2017 (the “Original Schedule 13D”), as further amended by the Amendment No. 1 filed on March 17, 2017, and the Amendment No. 2 filed on April 28, 2017, regarding the common stock, par value $0.01 per share (the “Common Stock”), of PHH Corporation, a Maryland corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D, or the Amendment No. 1 or Amendment No. 2 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 3 serves as an exit filing for the Reporting Persons as the Reporting Persons, regardless of whether the Tender Offer settles as anticipated, no longer beneficially own more than 5% of the Issuer’s outstanding Common Stock.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER

The following amends and restates the information set forth in the last two paragraphs of Item 4 of the Amendment No. 2 to the Original Schedule 13D in their entirety.

On August 11, 2017, the Issuer announced, through a press release and Form 8-K filing, the commencement of a modified “Dutch auction” tender offer (the “Tender Offer”) to purchase shares of its Common Stock. The Issuer’s Tender Offer expired at 12:01 a.m., New York City time, on September 11, 2017.  On September 8, 2017, the Reporting Persons determined that the Debt Fund should participate in the Tender Offer and the Debt Fund tendered in the Tender Offer, subject to settlement, 2,114,900 shares of Common Stock.  The Issuer announced on September 11, 2017 that it expects to purchase 18,785,719 shares of Common Stock in the Tender Offer.  The Reporting Persons believe that the 2,114,900 shares of Common Stock that the Debt Fund tendered are included in the shares of Common Stock expected to be purchased by the Issuer pursuant to the Tender Offer. In addition, and as reflected on Schedule 1, on September 8, 2017, the Debt Fund sold 2,455,000 additional shares of Common Stock.  As a result of these sales and the Debt Fund’s participation in the Tender Offer, the Debt Fund no longer owns any shares other than a de minimis number of shares that it expects to sell in market transactions as soon as practicable.

Except as set forth in the preceding sentence, as of September 11, 2017, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 51,306,854 shares of Common Stock outstanding as of August 4, 2017, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2017, less an additional approximately 18,785,719 shares properly tendered at or below the purchase price and not properly withdrawn before the expiration date, as reported by the Issuer in a press release issued on September 11, 2017.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 100 such shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 100 such shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Debt Fund through EJF Debt Opportunities GP, LLC, a general partnership of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 100 shares of Common Stock beneficially owned by the Debt Fund, representing approximately 0.0% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman’s position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 100 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock.

Neither the filing of this Amendment No. 3 to the Original Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 3 to the Original Schedule 13D.

(c)
Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected in the open market through brokers by the Debt Fund, with the exception of 2,114,900 shares of Common Stock that were tendered, subject to settlement, by the Debt Fund to the Issuer in the Tender Offer on September 11, 2017.  The Issuer announced on September 11, 2017 that it expects to purchase 18,785,719 shares of Common Stock in the Tender Offer.  The Reporting Persons believe that the 2,114,900 shares of Common Stock that the Debt Fund tendered are included in the shares of Common Stock expected to be purchased by the Issuer pursuant to the Tender Offer.  As reflected in Item 5, and by virtue of the relationships described therein, the Debt Fund, EJF Debt Opportunities GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
09/11/17	(100,097)	14.25	$(1,426,382.25)
09/11/17	(2,014,803)	14.25	$(28,710,942.75)
09/08/17	(55,000)	14.2389	$(783,139.50)
09/08/17	(2,400,000)	13.96	$(33,504,000.00)
08/23/17	(13,004)	14.2234	$(184,961.09)
08/18/17	(25,000)	14.2	$(355,000.00)
08/17/17	(5,607)	14.2002	$(79,620.52)
08/17/17	(25,000)	14.2	$(355,000.00)
08/16/17	(300)	14.2533	$(4,275.99)
08/15/17	(27,966)	14.204	$(397,229.06)
08/14/17	(28,892)	14.1937	$(410,084.38)
08/14/17	(21,108)	14.1821	$(299,355.77)
08/14/17	(150,000)	14.21	$(2,131,500.00)
08/11/17	2,200	13.8	$30,360.00
08/11/17	(7,100)	14.0692	$(99,891.32)
08/11/17	(1,900)	14.0503	$(26,695.57)
08/11/17	(19,900)	14.05	$(279,595.00)
08/11/17	(24,804)	14.1029	$(349,808.33)
08/10/17	200	13.9	$2,780.00
08/09/17	(10,012)	14.2099	$(142,269.52)
08/09/17	(37,900)	14.22	$(538,938.00)
08/09/17	(32,551)	14.2596	$(464,164.24)
08/08/17	22,500	13.9	$312,750.00
08/08/17	25,000	13.8923	$347,307.50
08/07/17	23,337	13.7958	$321,952.58
08/03/17	42,807	13.7994	$590,710.92
08/02/17	30,411	13.7944	$419,501.50
08/01/17	4,719	13.7989	$65,117.01
07/31/17	16,300	13.7692	$224,437.96
07/24/17	700	13.8	$9,660.00

(1)  Not including any brokerage commissions or service charge.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 11, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer